STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 720
Austin, Texas 78701
512.499.3600

January 16, 2014

VIA EDGAR

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Mark Wojciechowski, Staff Accountant

RE:	Royale Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Dear Mr. Wojciechowski:

Following the conference call between Royale Energy, Inc., and the staff of the Division of Corporation Finance on January 8, 2014, management of the Company has recommended to the Company’s Audit Committee that its financial statements be restated.  The Company proposes to file a report under Item 4.02 of Form 8-K to disclose that its audited financial statements for the years ended December 31, 2011 and 2012, its unaudited financial statements for the interim periods for such periods, and the unaudited financial statements for the first three quarters of 2013, can no longer be relied upon.  The Company proposes to file its Form 10-K for the year ended December 31, 2013, before March 31, 2014.  That Form 10-K will include a restated audited financial statement for the year ended December 31, 2012, and notes to the financial statements will disclose the adjusted quarterly information for the first three quarters of 2013.

The Company believes that this is the most expeditious way to provide  restated financial information to the public.  The Company considered whether to file an amended Form 10-K for the year ended December 31, 2012, but it concluded that the extra time involved in performing a new audit for fiscal 2011 would result in a delay in providing restated financial statements and might well cause the Company to be late in filing its Form 10-K for fiscal 2013.

The proposed Report on Form 8-K would disclose the following narrative information about the restatement:

On January 16, 2014, management and the Audit Committee of the Board of Directors of Royale Energy, Inc., concluded that it is necessary to restate the Company’s financial statements for the year ended December 31, 2012, to correct its application of generally accepted accounting principles. As a result, the financial statements for the years ended December 31, 2012 and 2011, included in the Company’s Form 10-K report for the year ended December 31, 2012, the unaudited financial statements contained in interim reports for such periods, and the unaudited financial statements included in the Form 10-Q reports for the first three quarters of 2013, should no longer be relied upon.

Karl Hiller
January 16, 2014

To correct these previous filings, the Company plans to file its annual report on Form 10-K for the year ended December 31, 2013, before March 31, 2014, which will include its audited financial statements for the year ended December 31, 2013, and incorporated therein, restated audited financial statements for the year ended December 31, 2012.

In response to comments from the staff of the Securities and Exchange Commission’s Division of Corporation Finance, and after consultation with the Company’s Chief Financial Officer and with Padgett Stratemann & Co., LLP, the Company’s independent registered public accounting firm, the Audit Committee concluded that the Company’s revenue recognition policies, which previously recognized (a) amounts received from sales of direct working interests to third parties as revenue, and (b) expenditures to complete development obligations for those working interests as expense, was not the best fit with FAS guidance/literature.  Rather, the receipt of funds from sales of direct working interests should be treated as a recovery of the Company’s capitalized costs of oil and gas properties until such costs are fully recovered.  As a result, the Company will restate its financial statements for fiscal 2012 to reduce its basis in oil and gas properties, and to reduce both revenue and expense related to turnkey drilling and related depreciation expense.

The revisions to the balance sheet for December 31, 2012, results in a reduction of the carrying value of the Company’s oil and gas properties, although there has been no change in the actual ownership, market value, or reserve value (at December 31, 2012) of those properties.  The revision to the operating statement for fiscal 2012 reduces revenue from turnkey drilling activity and reduces expenses from turnkey drilling and development, loss impairment, and depreciation, depletion and amortization, but the revision does not materially change net income for the year in 2012.

Karl Hiller
January 16, 2014

The restated financial information for 2012 and the first 9 months of 2013 would be provided in tabular format, as follows:

As of December 31, 2012
	As Previously Reported	Adjustment	As Restated
Balance Sheet
ASSETS:
Oil and Gas Properties (Successful Efforts Basis) and Equipment and Fixtures	$10,955,797	$(4,516,792)	$6,439,005
Total Assets	17,503,335	(4,516,792)	12,986,543
LIABILITIES:
Accumulated Deficit	(34,186,930)	(4,516,792)	(38,703,722)
Total paid in capital and accumulated deficit	662,593	(4,516,792)	(3,854,199)
Total Stockholder’s Equity	662,593	(4,516,792)	(3,854,199)
Total Liabilities and Stockholder’s Equity	$17,503,335	$`(4,516,792)	$12,986,543

Statement of Operations
REVENUES:
Turnkey Drilling	$2,028,863	$(1,236,533)	792,330
Total Revenues	4,394,745	(1,236,533)	3,158,212
COSTS AND EXPENSES
Turnkey Drilling and Development	449,536	(449,536)	0
Lease Impairment	200,778	(55,317)	145,461
Depreciation, Depletion and Amortization	1,448,002	(784,827)	663,175
Total Costs and Expenses	8,741,001	(1,289,680)	7,451,321
Income From Operations	(4,338,156)	53,147	(4,285,009)
Income Before Income Tax Expense	(4,526,117)	53,147	(4,472,970)
Net Income (Loss)	$(11,961,026)	$53,147	$(11,907,879)
Comprehensive Income (Loss)	$(11,964,061)	$53,147	$(11,900,831)

Karl Hiller
January 16, 2014

As of September 30, 2013
	As Previously Reported	FY 2012 Adjustment (1)	9/30/2013 Adjustment	As Restated
Balance sheet
ASSETS:
Oil and Gas Properties (Successful Efforts Basis) and Equipment and Fixtures	$ 9,954,859	$(4,516,792)	$(82,599)	$ 5,355,468
Total Assets	17,310,468	(4,516,792)	(82,599)	12,711,077
Accumulated Deficit	(33,043,565)	(4,516,792)	(82,599)	(37,642,956)
Total paid in capital and accumulated deficit	4,837,119	(4,516,792)	(82,599)	237,728
Total Stockholder’s Equity	4,837,119	(4,516,792)	(82,599)	237,728
Total Liabilities and Stockholder’s Equity	$ 17,310,468	$(4,516,792)	$(82,599)	$12,711,077

Statement of Operations
REVENUES:
Turnkey Drilling	$3,363,989	-	$(2,464,385)	$ 899,604
Total Revenues	5,136,357	-	(2,464,385)	2,671,972
COSTS AND EXPENSES:
Turnkey Drilling and Development	1,762,379	-	(1,762,379)	0
Depreciation, Depletion and Amortization	807,357	-	(619,408)	187,949
Total Costs and Expenses	6,333,673	-	(2,381,787)	3,951,886
Income From Operations	1,447,837	-	(82,599)	1,365,238
Income Before Income Tax Expense	1,143,365	-	(82,599)	1,060,766
Net Income (Loss)	1,143,365	-	(82,599)	1,060,766
Comprehensive Income (Loss)	$1,153,310	-	$ (82,599)	$1,070,711

Karl Hiller
January 16, 2014

The Company will revise its revenue recognition policy in light of the restatement.  The notes to financial statements will describe its revised policy (which will also be disclosed in the Form 8-K) as follows:

Revenue Recognition

Royale Energy generally sells crude oil and natural gas under short-term agreements at prevailing market prices. Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured.

Revenues from the production of oil and natural gas properties in which the Royale Energy has an interest with other producers are recognized on the basis of Royale Energy’s net working interest. Differences between actual production and net working interest volumes are not significant.

Royale Energy earns a portion of its revenues from turnkey drilling agreement arrangements whereby Royale Energy charges participants a fee for services of drilling the well, administration and oversight.  The contracts require that the participants pay Royale Energy the full contract price upon execution of the agreement.   Royale Energy completes the drilling activities typically between 10 and 30 days after drilling begins.   Royale Energy recognizes revenue from a turnkey drilling agreement upon completion of services using the percentage of completion contract method on a completed well by well basis and provided that there are no continuing obligations to perform under the turnkey drilling agreement.   The participant retains an undivided or proportional beneficial interest in the property, and is also responsible for its proportionate share of operating costs.  Royale Energy retains legal title to the lease.  The participants purchase a working interest directly in the well bore.  On a partially completed contract, Royale Energy classifies the difference between the contract payments it has received and the revenue earned as a current liability titled “Deferred Drilling Obligations”.

In these working interest arrangements, the participants are responsible for sharing in the risk of development, but also sharing in a proportional interest in rights to revenues and proportional liability for the cost of operations after drilling is completed and the interest is conveyed to the participant.

Property, Plant and Equipment

Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration.  Maintenance and repairs, including planned major maintenance, are expensed as incurred.  Major renewals and improvements are capitalized and the assets replaced are retired.

The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use.  Interest costs, to the extent they are incurred to

Karl Hiller
January 16, 2014

finance expenditures during the construction phase, are included in property, plant and equipment and are depreciated over the service life of the related assets.

Royale Energy uses the “successful efforts” method to account for its exploration and production activities.   Under this method, Royale Energy accumulates its proportionate share of costs on a well-by-well basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred,   and capitalizes expenditures for productive wells.  Royale Energy amortizes the costs of productive wells under the unit-of-production method.

Royale Energy carries, as an asset, exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where Royale Energy is making sufficient progress assessing the reserves and the economic and operating viability of the project.  Exploratory well costs not meeting these criteria are charged to expense. Other exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves.

Capitalized exploratory drilling and development costs associated with productive depletable extractive properties are amortized using unit-of-production rates based on the amount of proved developed reserves of oil and gas that are estimated to be recoverable from existing facilities using current operating methods.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the outlet valve on the lease or field production storage tank. Production costs are those incurred to operate and maintain Royale Energy’s wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Proved oil and gas properties held and used by Royale Energy are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Royale Energy estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated

Karl Hiller
January 16, 2014

evaluation assumptions for crude oil commodity prices.  Annual volumes are based on field production profiles, which are also updated annually.  Prices for natural gas and other products are based on assumptions developed annually for evaluation purposes.

Impairment analyses are generally based on proved reserves.  An asset group would be impaired if the undiscounted cash flows were less than its carrying value.  Impairments are measured by the amount the carrying value exceeds fair value.

Significant unproved properties are assessed for impairment individually, and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that Royale Energy expects to hold the properties.  The valuation allowances are reviewed at least annually.

Upon the sale or retirement of a complete field of a proved property, Royale Energy eliminates the cost from its books, and the resultant gain or loss is recorded to Royale Energy’s Statement of Operations.  Upon the sale of an entire interest in an unproved property where the property has been assessed for impairment individually, a gain or loss is recognized in Royale Energy’s Statement of Operations.  If a partial interest in an unproved property is sold, any funds received are accounted for as a recovery of the cost in the interest retained with any excess funds recognized as a gain. Should Royale Energy’s turnkey drilling agreements include unproved property, total drilling costs incurred to satisfy its obligations are recovered by the total funds received under the agreements.  Any excess funds are recorded as Turnkey Drilling Revenues, and any costs not recovered are capitalized and accounted for under the “successful efforts” method.

Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value.

We trust that the foregoing disclosures will satisfactorily address the staff’s opening comments and the concerns discussed on January 8.  Please contact us if you have additional comments on the above material.

Very truly yours,

/s/ Lee Polson

Lee Polson